

MAIL STOP 3561

September 18, 2009

Mr. Louis Bertoli, President and CEO
TNT Designs, Inc.
300 Center Avenue, Suite 202
Bay City, Michigan 48708

      Re: TNT Designs, Inc.
              Schedule 14C
              File No. 333-121787
              Filed on September 16, 2009

Dear Mr. Bertoli:

      We have completed our review of your Schedule 14C and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director

cc: Grady Thrasher, Esq.
       FAX: (404) 760-0225